October 10, 2016

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Biocept, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-213111)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC and Feltl and Company, Inc. (the “Underwriters”) hereby join in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on Thursday, October 13, 2016, or as soon thereafter as practicable.

In making this request the Underwriters acknowledge that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH Capital Partners, LLC

By: /s/ Aaron M. Gurewitz

Name:Aaron M. Gurewitz

Title:Head of Equity Capital Markets

Feltl and Company, Inc.

By: /s/ Chris R. Pravecek

Name:Chris R. Pravecek

Title:Director of Investment Banking

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